UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2018

First Priority Financial Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	333-183118	20-8420347
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 West Liberty Boulevard, Suite 104 Malvern, Pennsylvania		19355
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (610) 280-7100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On January 16, 2018, First Priority Financial Corp. (“First Priority”) and Mid Penn Bancorp, Inc. (“Mid Penn”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Priority will merge with and into Mid Penn, with Mid Penn as the surviving corporation (the “Merger”). Immediately following the Merger, First Priority Bank, the wholly owned banking subsidiary of First Priority, will merge with Mid Penn Bank, the wholly owned banking subsidiary of Mid Penn, and will operate as “First Priority Bank, a Division of Mid Penn Bank.”

Upon completion of the Merger, holders of common stock of First Priority will receive 0.3481 shares of Mid Penn common stock, par value $1.00 per share (the “Mid Penn Common Stock”) for each share of First Priority common stock they hold. No fractional shares of Mid Penn Common Stock will be issued in connection with the Merger.

The Merger Agreement contains customary representations and warranties from both First Priority and Mid Penn, and each party has agreed to customary covenants between execution of the Merger Agreement and the closing of the Merger, including a covenant to convene a meeting of shareholders to consider the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders approve and adopt the Merger Agreement, and, in the case of First Priority, a covenant, subject to certain exceptions, not to solicit alternative acquisition proposals, provide information to third parties or engage in discussions with third parties relating to an alternative acquisition proposal.

Completion of the Merger is subject to a number of customary conditions, including, among others, (i) the approval of the Merger Agreement by the respective shareholders of First Priority and Mid Penn, (ii) the effectiveness of the registration statement to be filed by Mid Penn with the Securities and Exchange Commission (“SEC”) relating to the Mid Penn common stock to be issued in the Merger, (iii) approval of the listing on The Nasdaq Stock Market of the shares of Mid Penn Common Stock to be issued in the Merger, (iv) the absence of any order or other legal restriction prohibiting the closing of the Merger, and (v) receipt of required regulatory approvals without the imposition of any condition or requirement that would, in the good faith reasonable judgment of the boards of directors of Mid Penn and First Priority, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise or materially impair the value of First Priority to Mid Penn, or of Mid Penn to First Priority. Each party’s obligations to complete the Merger is also subject to certain additional customary conditions, including: (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) not more than 10% of the outstanding shares of First Priority common stock having properly effected their dissenters’ rights, (iv) the absence of any material adverse effect (as such term is defined in the Merger Agreement) with respect to the other party, and (v) the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Mid Penn and First Priority, including, among others, if the Merger has not been completed by December 31, 2018. First Priority and Mid Penn each also has the right to terminate the Merger Agreement under certain circumstances relating to other acquisition proposals relating to First Priority and, in the event of such termination, First Priority may be obligated to pay Mid Penn a termination fee of $3.5 million.

The Merger Agreement provides that Mid Penn will appoint David E. Sparks and three other current members of First Priority’s board of directors to the Mid Penn and Mid Penn Bank boards of directors effective upon closing of the Merger. Mid Penn has agreed to nominate each such director for an additional three-year term at the completion of such director’s initial term on the Mid Penn board of directors. Mr. Sparks will also serve as Chief Strategic Advisor to the Chief Executive Officer of Mid Penn and Mid Penn Bank, and as Market President of the First Priority Bank Division of Mid Penn Bank.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The representations, warranties, and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive completion of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Mid Penn or First Priority, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Mid Penn, First Priority, and their respective affiliates or their respective businesses, and the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of First Priority and Mid Penn and a prospectus of Mid Penn, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Mid Penn and First Priority make with the SEC.

A copy of the joint press release announcing execution of the Merger Agreement is attached hereto as Exhibit 99.1

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and First Priority, or other effects of the proposed merger on Mid Penn and First Priority. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor First Priority undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and First Priority with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of First Priority and Mid Penn; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

Mid Penn intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Mid Penn common stock as well as the joint proxy statement of First Priority and Mid Penn for the solicitation of proxies from their respective shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST PRIORITY AND MID PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Mid Penn, First Priority, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Mid Penn and First Priority in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the joint proxy statement/prospectus relating to the merger. Information concerning Mid Penn’s directors and executive officers, including their ownership of Mid Penn common stock, is set forth in its proxy statement previously filed with the SEC on March 23, 2017. Information concerning First Priority’s directors and executive officers, including their ownership of First Priority common stock, is set forth in its annual report on Form 10-K previously filed with the SEC on March 23, 2017. Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

Item 7.01 Regulation FD Disclosure.

An investor presentation dated January 16, 2018, describing the Merger is attached as Exhibit 99.2 to this report and is being furnished to the SEC and shall not be deemed “filed” for any purpose.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of January 16, 2018, by and between First Priority Financial Corp. and Mid Penn Bancorp, Inc.

99.1	Press Release dated January 17, 2018.

99.2	Investor Presentation dated January 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PRIORITY FINANCIAL CORP.

Dated: January 17, 2018	By:	/s/ David E. Sparks
David E. Sparks
Chairman and Chief Executive Officer

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